Issuer Free Writing Prospectus Dated October 14, 2009
Relating to Preliminary Prospectus Dated October 2, 2009
Filed Pursuant to Rule 433
Registration Statement No. 333-161917 and No. 333-162488
     This issuer free writing prospectus relates only to the securities described below and should be read together with the prospectus dated October 2, 2009 (the “Prospectus”) included in the Registration Statement on Form S-1 (File No. 333-161917 and File No. 333-162488) relating to these securities. The Registration Statement and the Prospectus included therein can be accessed at the following website: http://www.sec.gov/Archives/edgar/data/1366340/000095012309048038/b77237a1sv1za.htm. The following information supplements and updates the information contained in the Prospectus with respect to the offering of these securities and certain other matters. References in this free writing prospectus to “Converted Organics Inc.,” the “Company,” “we,” “us,” and “our” are to Converted Organics Inc., a Delaware corporation.
TERMS AND CONDITIONS OF THE OFFERING

Issuer:	Converted Organics Inc.

Securities Offered:	15,000,000 units (not including any additional units issuable upon exercise of the underwriters’ over-allotment option as described below), each unit consisting of (i) one share of common stock and (ii) one Class H warrant, with each Class H warrant exercisable for one share of common stock at an exercise price of $1.30 per share.

Each of the units, the common stock included in the units, and the Class H warrants included in the units will be listed on the NASDAQ Capital Market. The units will begin trading immediately on the closing of the offering and each of the common stock and the Class H warrants will begin trading separately on the 45th day after the closing of the offering, unless the representative of the underwriters determines that an earlier date is acceptable.

Over-allotment:	We have granted to the underwriters an over-allotment option to purchase up to 2,250,000 additional units from us at the same price to the public, less underwriting discounts. The underwriters may exercise this option any time during the 45-day period after the date of this prospectus, but only to cover over-allotments, if any.

Purchase Price:	$1.06 per unit

Units:

Number outstanding before this offering	None.

Number to be outstanding after this offering	15,000,000

Common Stock:

Number outstanding before this offering	20,494,532 shares

Number to be outstanding after this offering	35,494,532 shares (without giving effect to the over-allotment, exercise of the Class H warrants, or any of our other outstanding options, warrants or convertible notes)

Class H Warrants:

Number outstanding before this offering	None.

Number to be outstanding after this offering	15,000,000

Exercise Price	$1.30 per share

Securities issuable upon exercise of Class H warrants	Each Class H warrant is exercisable for one share of common stock.

Exercise Period	The Class H warrants will be exercisable 60 days after issuance, or on December 14, 2009. The Class H warrants will expire at 5:00 p.m., New York City time, on October 14, 2014.

NASDAQ Capital Market Symbols for our:

Units	COINU

Common Stock	COIN

Class B warrants	COINZ

Class H warrants	COINW

Lock-ups:	We and each of our directors and executive officers have agreed to certain restrictions on the ability to sell additional shares of our common stock for a period ending 180 days after the date of this prospectus, subject to extension as described below. We and they have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of Chardan Capital Markets, LLC on behalf of the underwriters, subject to certain exceptions.

The lock-up period described in the preceding paragraph will be extended if (1) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the lock-up period we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the lock-up period will be extended until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the occurrence of the material news or material event.

Dilution:	Our unaudited net tangible book value on June 30, 2009 was approximately $791,044, or approximately $0.04 per share of common stock. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the aggregate number of shares of common stock outstanding. Dilution per share represents the difference between the amount per unit paid by purchasers of units in this offering of $1.06 per unit and the net tangible book value per share of our common stock immediately after this offering. After giving effect to the sale of 15,000,000 units in this offering at a price of $1.06 per unit (and assuming no exercise of the Class H warrants) and the sale of 1,961,000 shares of common stock in our July 2009 offering at a price of $1.02 per share, and after deducting $1,540,000 for repayment of the note issued in September 2009 and estimated offering expenses of $1,664,000, our net tangible book value as of June 30, 2009 would have been approximately $15,365,312, or approximately $0.44 per share. This represents an immediate dilution of $0.62 per share to new investors purchasing units in this offering.

Underwriters:	We and the underwriters named below have entered into an underwriting agreement with respect to the units being offered. Subject to certain conditions, each underwriter is severally committed to purchase all of the units offered hereby in the respective amounts indicated in the following table, other than those units covered by the over-allotment option. The Company has engaged Chardan Capital Markets, LLC to act as the representative of the underwriters in connection with the offering.

Underwriters	Number of Units
Chardan Capital Markets, LLC	13,500,000
Paulson Investment Company, Inc.	1,500,000

The underwriters will receive a commission equal to 6% of the gross proceeds of the offering and a non-accountable expense allowance equal to 2.5% of the gross proceeds of the offering. Additionally, we have agreed to sell to the representative of the underwriters, for $100, an option to purchase up to a total of 300,000 units (2% of the units sold). The units issuable upon exercise of this option are identical to those offered by the prospectus. This option is exercisable at $1.749 per share (165% of the price of the units sold in the offering), commencing on a date which is one year from the effective date of the registration statement and expiring five years from the effective date of the registration statement. The option may not be transferred for one year from the effective date of the registration statement.
In addition to the foregoing, we wish to advise you that the reference to “approximately $27.2 million” in accumulated net loss from inception through June 30, 2009 that appears on page 9 of the Prospectus under the section entitled “Risk Factors” should be to “approximately $35.7 million” in accumulated net loss from inception through June 30, 2009, consistent with and as it appears elsewhere in the Prospectus.
Converted Organics Inc. has filed a registration statement (File No. 333-161917 and File No.  333-162488, including a prospectus) under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or Chardan Capital Markets, LLC will arrange to send you the prospectus included in the registration statement relating to this offering and any other offering documents if you request them by contacting: Scott Blakeman at Chardan Capital Markets, LLC, 17 State Street, Suite 1600, New York, NY 10004 or by telephone at (646) 465-9025.

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